Exhibit 10.20

June 29, 2023

Michael Gathy Sent Electronically

Dear Michael:

We have enjoyed getting to know you over these past several weeks and are very excited to be extending an offer to you to join the firm. We are confident you will be a great addition to our team. This letter agreement shall set forth the terms upon which you would join Lazard Frères & Co. LLC (“Lazard”) as Managing Director, Chief Accounting Officer.

1.Position: Managing Director, Chief Accounting Officer, on no later than October 16, 2023 (the “Effective Date”), subject to (a) your having returned a signed copy of this letter agreement prior to or on the offer expiration date set forth in Section 14 of this letter agreement, and (b) your commencement of services with Lazard on the Effective Date.

2.Base Compensation: You will receive a salary at the rate of $400,000 per annum, which will be paid semi-monthly at the rate of $16,666.67 on the business day prior to the 15th and the business day prior to the last day of each month, while you remain employed.

3.Guaranteed Payment: For calendar year 2023, as long as you remain employed by Lazard on the date that discretionary bonus payments are made to Lazard employees in respect of calendar year 2023 and have not given notice of resignation, or you are not so employed because you have been terminated without “cause” (as defined in the Lazard Ltd 2018 Incentive Compensation Plan (the “Equity Plan”)), you will receive a payment in the amount of $500,000 (the “2023 Payment”). A portion of the 2023 Payment shall be granted in restricted stock and/or restricted fund interests (upon the execution of an award agreement in customary form, including with respect to vesting). The remaining portion of the 2023 Payment will be issued in cash.

4.Stock Units Granted on the Effective Date: In respect of the forfeiture of unvested stock awards from your current employer, as an inducement for you to accept our offer and in consideration of the restrictions set forth in the award agreement evidencing the award described in this Section 4 (defined herein as the "Initial Stock Unit Agreement''), on the third business day following the Effective Date (the "Grant Date") you will be granted a Lazard Ltd restricted stock unit award equal to the lesser of: (a) the value of the unvested shares that you will forfeit upon the termination of your employment with your current employer determined by multiplying (x) the number of forfeited shares of your current employer's stock by (y) the average closing price of your current employer's stock on the New York Stock Exchange over the four business day period beginning on the Effective Date and concluding on the third business day following the Effective Date (the "Pricing Period"), and (b) $95,000 (with the lesser of (a) and (b) defined herein as the "Forfeited Value"). The number of Lazard Ltd restricted stock units that will be granted to you under this Section 4 (the "Initial Stock Units") will be determined by dividing the Forfeited Value by the average closing price of Lazard Ltd Class A Common Stock on the New York Stock Exchange over the Pricing Period. The Initial Stock Units will vest on the following schedule: 26% of the Initial Stock Units will vest on March 1, 2024; 35% of the Initial Stock Units will vest on March 3, 2025; and 39% of the Initial Stock Units will vest on March 2, 2026, conditioned upon your continuous service through each vesting date, and will be subject to the terms and conditions of the Equity Plan and the Initial Stock Unit Agreement. As a condition to the grant of the Initial Stock Units and your continued employment with Lazard, you will be required to sign the Initial Stock Unit Agreement (whether manually or electronically, as applicable, and which agreement will be in substantially the form attached hereto as Exhibit A) and return it to Lazard or electronically accept the grant, as applicable, no later than twenty days following the Effective Date. Failure to so return the Initial Stock Unit Agreement on a timely manner will constitute a notice of resignation under this Agreement. You will also be required to provide all documentation that establishes that you have forfeited unvested stock from your current employer, subject to confidentiality obligations, which must be reviewed and acceptable to us.

5.Status as “At Will” Employee: At all times, you will be treated as an “at will” employee who can be terminated at any time for any reason or no reason at all. Notwithstanding the foregoing, you agree to provide Lazard with three months’ written notice of your intent to terminate your employment with Lazard.

6.Non-Competition; Non Solicitation of Clients and Employees: You agree that while employed by Lazard and thereafter until three months after you leave Lazard for any reason, you shall not, directly or indirectly, on your behalf or on behalf of any other person, firm, corporation, association or other entity, as a Managing Director, employee, director, advisor, partner, consultant or otherwise, provide services or perform activities for, or acquire or maintain any ownership interest in, a “Competitive Enterprise.” For purposes of this agreement, “Competitive Enterprise” shall mean a business (or business unit) that (x) engages in any activity or (y) owns or controls a significant interest in any entity that engages in any activity, that in either case, is similar to an activity in which Lazard or any of its affiliates (collectively, the “Firm”) is engaged up to and including your departure date from Lazard (a “Competitive Activity”). You also agree that while employed by Lazard and thereafter until three months after you leave Lazard for any reason, you shall not, directly or indirectly, (i) Solicit a Client to transact business with a Competitive Enterprise in respect of a Competitive Activity or to reduce or refrain from doing any business with the Firm, or (ii) interfere with or damage (or attempt to interfere with or damage) any relationship between the Firm and a Client. For purposes of this agreement, the term “Client” means any client or prospective client of the Firm to whom you provided services, or for whom you transacted business, or to whom you knew that other individuals associated with the Firm had provided services, whether or not the Firm has been engaged by such Client pursuant to a written agreement; provided that an entity which is not a client of the Firm shall be considered a “prospective client” for purposes of this sentence only if the Firm made a presentation or written proposal to such entity during the 12-month period preceding your termination date or was preparing to make such a presentation or proposal at the time of your termination. In addition, you agree that while employed by Lazard and thereafter until six months after you leave Lazard for any reason, you shall not, directly or indirectly, for yourself or on behalf of any third party at any time in any manner, solicit, hire, or otherwise cause any employee (including, without limitation, managing directors), officer or agent of Lazard or any of its affiliates to apply for, or accept employment with, any Competitive Enterprise, or to otherwise refrain from rendering services to Lazard or any of its affiliates or to terminate his or her relationship, contractual or otherwise, with Lazard or any of its affiliates, other than in response to a general advertisement or public solicitation not directed specifically to employees of Lazard or any of its affiliates. For purposes of this agreement, the term “solicit” means any direct or indirect communication of any kind whatsoever, regardless of by whom initiated, inviting, advising, persuading, encouraging or requesting any person or entity, in any manner, to take or refrain from taking any action.

7.Benefits: You will be eligible for health and other insurance benefits coverage with Lazard on your first day of active employment. Coverage will be contingent upon completion of your online enrollment within 31 days from your first day of active employment and will be subject to all terms and conditions generally applicable to Lazard employees.

8.Indemnification: As a result of your employment, you will have rights to indemnification pursuant to the Third Amended and Restated Operating Agreement of Lazard Group LLC, dated as of March 31, 2023, as it may be amended and restated from time to time. The current indemnification section of that agreement is set forth in Exhibit A. Lazard Group currently maintains a directors and officers liability insurance policy that covers your position.

9.No Conflicts: You represent that the execution of this agreement and the performance by you of your obligations under this agreement will not conflict with, or result in the breach of, any agreement to which you are a party.

10.Paid Time Off: You will be eligible to accrue up to 22 days of paid time off each calendar year at the rate of 2 days per month for each complete month worked.

11.Withholding: Lazard may withhold from any amounts payable under this agreement such federal, state, local or foreign taxes as shall be required to be withheld pursuant to any applicable law or regulation.

12.Confidentiality: The terms of this agreement are strictly confidential, and you agree not to disclose such terms to anyone other than your attorney, your immediate family, your tax advisor or as required by law or applicable regulatory rules.

13.Integration: You represent and warrant that, in accepting this offer, you are not relying on any representations to you by Lazard regarding this offer of employment or the terms and conditions of your anticipated employment except as expressly set forth in this letter agreement. This letter agreement contains the entire understanding and agreement between you and Lazard concerning this offer of employment and the terms and conditions of your anticipated employment, and supersedes all prior agreements, understandings, discussions, negotiations, and undertakings, whether written or oral, between you and Lazard. The terms of this letter agreement may not be amended orally. The terms of this letter agreement may only be amended if such an amendment is agreed to in writing and is signed by you and Lazard.

14.Conditions of Offer: This letter constitutes an offer of employment with Lazard on the terms and conditions contained herein. This offer will remain open until 5:00 pm on June 30, 2023, and you may accept it, and it shall become a binding agreement between us, by returning an executed copy of this letter to Lazard no later than that time. You should retain a copy for your files. Notwithstanding anything else contained herein, this employment offer is made contingent upon your passing a pre-employment investigative background check, a reference check and a credit check (if applicable). In addition, in order to satisfy immigration laws, your employment with Lazard is also conditional upon your presentation of appropriate documentation verifying your lawful ability to work in the United States. We request that you present such documents on your first day of employment. The attached sheet outlines the documents required. Even if your employment begins before the results of any or all of these requirements are available to Lazard, your employment and the terms of this letter agreement remain contingent upon the timely and satisfactory completion of these requirements. In the event that your employment does not commence or is terminated because the results of Lazard’s standard background checks and procedures are unsatisfactory, this letter agreement shall be null and void ab initio and of no further effect, and Lazard shall have no further obligation to you under this letter agreement or otherwise. Subject to the satisfaction of the conditions set forth herein and provided that prior to the Effective Date you have not done anything that would serve as the basis for a termination for cause, your employment under this letter agreement will commence on the Effective Date.

15.Governing Law; Arbitration: This letter agreement and any claim related directly or indirectly to this letter agreement shall be governed and construed in accordance with the laws of the State of New York (without giving regard to the conflicts of law provisions thereof). All disputes, controversies and claims arising out of or relating to this letter agreement or any breach or termination or alleged breach or termination of this letter agreement shall be submitted to binding arbitration administered by JAMS before a single arbitrator and pursuant to the rules of JAMS then in effect.

We are very excited to have you join Lazard. Please do not hesitate to contact Christine Hauer, Senior Vice President, at (212) 632-5838 if you have any questions concerning this offer or your onboarding.

Very truly yours,
LAZARD FRERES & CO. LLC

By:	/s/ Mary Ann Betsch
Name: Mary Ann Betsch
Title: Chief Financial Officer

AGREED TO AND ACCEPTED:

By:	/s/ Michael Gathy
Name: Michael Gathy
Date: June 30, 2023